Exhibit 12a
UNS Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009
	Thousands of Dollars
Net Income	$127,478	$90,919	$109,975	$112,984	$105,901
Add:
Income Tax Expense	58,427	55,727	66,951	76,921	63,232
Interest Expense, net(1)	95,117	108,303	116,873	116,624	112,982
Estimated Interest Portion of Rental Expense	959	691	926	240	345
Losses from Equity Investees	—	7	—	5,570	1,834
Total Earnings before Taxes and Fixed Charges	$281,981	$255,647	$294,725	$312,339	$284,294
Fixed Charges:
Interest Expense (before deducting capitalized interest)(2)	$100,844	$110,456	$120,626	$119,211	$115,284
Estimated Interest Portion of Rental Expense	959	691	926	240	345
Total Fixed Charges	$101,803	$111,147	$121,552	$119,451	$115,629
Ratio of Earnings to Fixed Charges	2.770	2.300	2.425	2.615	2.459

(1)
The ratios of earnings to fixed charges for the fiscal years ended 2012, 2011, 2010, and 2009 have been revised to exclude capitalized interest from the calculation of Earnings before Taxes and Fixed Charges. Capitalized interest was not material to the calculation of Earnings before Taxes and Fixed Charges or the Ratio of Earnings to Fixed Charges in prior periods.

(2)	Excludes recognition of Allowance for Borrowed Funds Used During Construction and Loss on Extinguishment of Debt.